January 11, 2008

By EDGAR and Overnight Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Daniel Morris

Re: YRC Worldwide Inc. Definitive 14A Filed March 27, 2007 File No. 000-12255

Dear Mr. Morris:

On March 27, 2007, YRC Worldwide Inc. (the “Company”) filed its definitive proxy statement on Schedule 14A (the “Proxy Statement”) for its 2007 Annual Meeting of Stockholders. By letter dated August 21, 2007, the Company received the Staff’s comments relating to the Proxy Statement (the “Prior Comments”). By letter dated October 12, 2007, the Company responded to the Prior Comments. By letter dated December 10, 2007, the Company received the Staff’s comments (the “Comments”), reissuing and clarifying certain of the Prior Comments. The following numbered paragraphs repeat the Comments for your convenience, followed by the Company’s responses to those Comments.

1.	We note your response to prior comment 2. Please confirm that the information contained in your supplemental response will be included in future filings.

Response:

In future filings we will provide a detailed description of the process for determining the CEO’s compensation similar to that contained in our response to Prior Comment 2.

2.

While we note your response to prior comment 7, we re-issue the prior comment in part. Please specifically confirm that you will identify all benchmark companies in the “Survey Group” as well as the “other transportation corporations” you use as a “reference point.” In addition, please confirm that you will disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

The Company competes against companies in many industries for its executive talent. In addition, there are few direct comparators available to form a meaningful peer group. The Company has used the following transportation companies as reference points:

Arkansas Best Corp.	C.H. Robinson Worldwide Inc.
CNF Inc.	Eagle Global Logistics
Fedex Corp.	JB Hunt Transportation
Pacer International	Landstar System
Ryder	Swift Transportation
United Parcel Service Inc.	Werner Enterprises
BNSF	CSX Corp
Norfolk Southern	Continental Airlines
Delta Airlines	Northwest Airlines
Southwest Airlines

However, given the limited number of direct less-than-truckload, ground transportation comparators even in this group of transportation companies, the compensation committee has not used them as direct benchmarks.

Therefore, in 2006, the compensation committee’s consultant utilized survey data from published surveys of indirect comparators rather than a peer group of specific companies. The “Survey Group” refers to a compilation of data from published compensation surveys that Watson Wyatt and Mercer produced. The Watson Wyatt 2006/2007 Survey Report on Top Management included data from 2,567 companies in 130 individual industry classifications, including transportation. Three hundred sixty-two of these companies had more than 20,000 employees. The Company has over 60,000 employees on a consolidated basis. The 2006 Mercer Benchmark Database – Executive Module included data from 2,510 companies in 20 major industry classifications, including 52 companies in the transportation sector. One hundred ninety-eight of these companies had revenue over $5 billion. In 2006, the Company had revenue in excess of $9.9 billion. For each reviewed position, the consultant either averaged the surveys, or utilized one of the surveys, depending on how well the duties of the position surveyed matched with the duties of the Company position that the consultant reviewed. To account for the variation in size of the companies in the survey, the compensation committee’s consultant used regression analysis to ensure the survey data reflected compensation for companies with similar size (gross revenue) to that of the Company. The same survey sources were used to benchmark base salary, annual incentive targets and long-term incentive opportunities. The results of the surveys were presented to the compensation committee at the 50th and 75th percentile levels of the surveyed group.

The compensation committee did not select the specific companies in the surveys, but rather discussed the composition of the companies in the survey and received the results of the surveys presented by the compensation committee’s consultant. Although the identification of the over 2,500 companies in each survey may be possible, we believe it would be of very little use to our investors, as the “Survey Group” is comprised of thousands of companies. To obtain a complete listing would require further work with our compensation consultant and potentially permission under the survey license with each survey publisher. Rather than list thousands of companies in our proxy statement, we propose instead to further clarify in future filings, to the extent that we rely on these sorts of surveys, the names of the surveys that we relied upon, the general composition and number of the companies that were surveyed, the survey characteristics and the name of the publisher of the survey, in each case, in a manner similar to our response to this Comment 2.

In future filings, we confirm that we will disclose where we target each element of compensation against the peer companies, where actual payments fall within targeted parameters and, if outside of actual target parameters, our explanation as to why.

3.	While we note your response to prior comment 9, we re-issue the comment. Please confirm that you will comply with the comment in future filings.

Response:

We will include in future filings disclosure similar to that provided in our response to Prior Comment 9.

4.	While we note your response to prior comment 10, we re-issue the comment. Please confirm that you will provide in future filings a more detailed discussion of how and why the compensation of Mr. Zollars differs from that of the other named executive officers. Please confirm that you will also disclose how the terms of compensation were determined and why the committee believes the benefit levels established are appropriate.

Response:

We will include in future filings disclosure similar to that provided in our response to Prior Comment 10.

5.	While we note your response to prior comment 11, we re-issue the prior comment. Please confirm that you will provide in future filings additional detail regarding the individual contributions that were considered by the compensation committee and how those contributions were factored into your specific decisions.

Response:

We will provide in future filings additional detail regarding the individual contributions that were considered by the compensation committee and how those contributions were factored into the specific decisions regarding compensation.

6.	We note your response to prior comment 12. It is unclear whether the NOPAT threshold disclosed in the table on page 18 is the same threshold, referenced in the third paragraph on page 17, which the company must meet in order to fund annual bonuses. Please clarify. To the extent that the threshold referenced on page 17 is a different amount, please disclose that amount in future filings.

Response:

The NOPAT threshold disclosed in the table on page 18 of the Proxy Statement is the same threshold referenced in the third paragraph on page 17 of the Proxy Statement, which the Company had to meet to fund annual bonuses for 2006. We will clarify any such threshold in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with the Company’s responses, please do not hesitate to contact Charles Strauss at Fulbright & Jaworski L.L.P. at (713) 651-5535.

Very truly yours,

/s/ Daniel J. Churay Daniel J. Churay
Executive Vice President, General Counsel & Secretary of YRC Worldwide Inc.

c/c: Charles L. Strauss